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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 _____________

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1998

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________.

                       Commission file number: 33-50601


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        The Pacific Gas and Electric Company Savings Fund Plan for Union-Represented Employees
        77 Beale Street
        San Francisco, CA 94177

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                PG&E Corporation
                One Market, Spear Tower
                Suite 2400
                San Francisco, CA  94105
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                             REQUIRED INFORMATION

1. The Statements of Net Assets of the Savings Fund Plan Master Trust as of December 31, 1998 and 1997 and the Statements of Net Changes in Net Assets of the Savings Fund Plan Master Trust for the years then ended, together with the report of Arthur Andersen LLP, independent accountants, the Statements of Net Assets Available for Benefits of the Savings Fund Plan
    Part II (the Pacific Gas and Electric Company Savings Fund Plan for Union-Represented Employees) as of December 31, 1998 and 1997 and the Statements of Net Changes in Net Assets of the Savings Fund Plan Part II for the years then ended, together with the report of Arthur Andersen LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

2.  The Consent of Arthur Andersen LLP, independent accountants, is contained in
    Exhibit 2 to this Annual Report.
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                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            THE PACIFIC GAS AND ELECTRIC COMPANY SAVINGS FUND PLAN FOR UNION-REPRESENTED EMPLOYEES



Date:  June 30, 1999        By:  BRUCE R. WOTHINGTON
                                 ------------------------------------
                                 Bruce R. Worthington
                                 Chairman, Employee Benefit Committee